UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

WebEx Communications, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

9476L 10 9

(CUSIP Number)

Mark Chandler	Daniel J. Winnike
Senior Vice President, Legal Services, General Counsel	Douglas N. Cogen
and Secretary	Fenwick & West LLP
Cisco Systems, Inc.	801 California Street
170 West Tasman Drive	Mountain View, CA 94041
San Jose, CA 95134-1706	(650) 988-8500
(408) 526-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 9476L 10 9	Page 1 of 5 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cisco Systems, Inc., I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not applicable. (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER None
8 SHARED VOTING POWER 3,761,325 shares of common stock[1]
9 SOLE DISPOSITIVE POWER None
10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,761,325 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 6)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Represents 3,025,450 shares of outstanding issuer common stock and 735,875 shares of issuer common stock issuable upon exercise of outstanding options, restricted stock units or stock appreciation rights held by Subrah S. Iyar, Chairman and Chief Executive Officer of WebEx Communications, Inc. (“WebEx”), who entered into a Tender and Voting Agreement dated March 15, 2007 with Cisco Systems, Inc. (“Cisco”) obligating Mr. Iyar to vote his shares in favor of adopting the Merger Agreement (as defined in Item 3) and related matters, and with respect to which Mr. Iyar granted Cisco an irrevocable proxy granting Cisco the right to vote on his behalf in favor of such matters. Cisco expressly disclaims beneficial ownership of any of the shares of WebEx’s common stock subject to the Tender and Voting Agreement and irrevocable proxy.

[2]	Based on 50,026,061 shares of WebEx’s common stock outstanding as of March 12, 2007, as represented by the issuer in the Merger Agreement.

CUSIP No. 9476L 10 9	Page 2 of 5 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.001 per share, of WebEx Communications, Inc., a Delaware corporation (“WebEx”). The principal executive offices of WebEx are located at 3979 Freedom Circle, Santa Clara, California 95054.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Cisco Systems, Inc., a California corporation (“Cisco”).

(b) The address of Cisco’s principal office is 170 West Tasman Drive, San Jose, California 95134-1706.

(c) Cisco designs, manufactures and sells networking and other products related to the communications and information technology industry and provide services associated with these products and their use.

(d) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Cisco nor, to Cisco’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To Cisco’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States, except that Jonathan Chadwick is a citizen of the United Kingdom.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Cisco as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

WebEx entered into an Agreement and Plan of Merger, dated as of March 15, 2007 (the “Merger Agreement”), with Cisco and a wholly-owned subsidiary of Cisco (“Acquisition Sub”) pursuant to which Acquisition Sub shall commence a tender offer (the “Offer”) to acquire all of the outstanding common stock of WebEx at $57.00 per share, in cash, and, after consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Acquisition Sub will merge with and into WebEx. As an inducement for Cisco to conduct the Offer and enter into the Merger Agreement and in consideration thereof, Subrah S. Iyar entered into a separate Tender and Voting Agreement with Cisco, dated March 15, 2007, whereby he agreed to (a) tender all of his shares of WebEx common stock in the Offer and (b) to vote all of his shares of WebEx common stock beneficially owned by Mr. Iyar or acquired by Mr. Iyar after the date of the Tender and Voting Agreement in favor of adopting the Merger Agreement and related matters, and with respect to which Mr. Iyar granted Cisco an irrevocable proxy granting Cisco the right to vote on his behalf in favor of such matters. Cisco did not pay additional consideration to Mr. Iyar in exchange for the Tender and Voting Agreement.

CUSIP No. 9476L 10 9	Page 3 of 5 Pages

References to, and descriptions of, the merger, the Merger Agreement and the Tender and Voting Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Tender and Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Tender and Voting Agreement between Cisco and Mr. Iyar and the related merger and Merger Agreement.

By March 29, 2007, Acquisition Sub will commence the Offer. If the Offer is consummated and the conditions set forth in the Merger Agreement are satisfied or waived, Cisco, Acquisition Sub and WebEx shall cause the merger to occur. Upon the consummation of the merger, Acquisition Sub will merge with and into WebEx, WebEx will become a wholly-owned subsidiary of Cisco, each common share of WebEx that has not been purchased pursuant to the Offer will be converted into the right to receive $57.00 in cash and each WebEx employee stock option, stock appreciation right and restricted stock unit outstanding immediately prior to the effective time of the merger will be converted into a stock option, stock appreciation right or restricted stock unit (as applicable) with respect to Cisco common stock, subject to certain exceptions more fully described in the Merger Agreement.

(c) Not applicable.

(d) The Merger Agreement provides that following the consummation of the Offer, Cisco will be entitled to designate a majority of the members of the WebEx Board. WebEx is obligated to secure resignations of existing directors and if it is unable to do so, to increase the size of the WebEx Board, to the extent necessary to permit the appointment to the WebEx Board of the Cisco designees. However, prior to the completion of the merger, the WebEx Board will always have at least three directors who were directors prior to the date of the Merger Agreement and are not affiliated with Cisco or Acquisition Sub.

It is anticipated that upon consummation of the merger, the officers and directors of Acquisition Sub shall become the officers and directors of WebEx (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the merger described in Item 3 above and in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation of WebEx will be amended and restated to conform to Exhibit B of the Merger Agreement and the Bylaws of WebEx shall be amended and restated in their entirety to conform to the Bylaws of Acquisition Sub as in effect immediately prior to the merger.

(h) – (i) If the merger is consummated as planned, WebEx common stock will cease to be listed on The NASDAQ Stock Market, Inc.’s Global Select Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Tender and Voting Agreement, Cisco may be deemed to be the beneficial owner of 3,761,325 shares of WebEx common stock (comprised of 3,025,450 shares of outstanding WebEx common stock and 735,875 shares of WebEx common stock issuable upon

CUSIP No. 9476L 10 9	Page 4 of 5 Pages

exercise of outstanding options, restricted stock units or stock appreciation rights). This number of shares represents approximately 7.4% of the issued and outstanding shares of WebEx common stock based on the number of shares outstanding as of March 15, 2007 (as represented by WebEx in the Merger Agreement). However, Cisco does not control the voting of such shares with respect to other matters, and does not possess any other rights as a WebEx stockholder with respect to such shares. Cisco disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Cisco as to the beneficial ownership of such shares.

To Cisco’s knowledge, no shares of WebEx common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(c) To Cisco’s knowledge, no transactions in WebEx common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To Cisco’s knowledge, no person other than Mr. Iyar has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Tender and Voting Agreement are described under Items 3 and 4(a)-(b) above. The Tender and Voting Agreement also applies to any shares of WebEx common stock acquired by Mr. Iyar after the date of the Tender and Voting Agreement, including by means of exercise of stock options, restricted stock units or stock appreciation rights.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated March 15, 2007, by and among Cisco Systems, Inc., Wonder Acquisition Corp. and WebEx Communications, Inc. (incorporated by reference to Exhibit 2.1 to the WebEx Communications, Inc. Current Report on Form 8-K (File No. 000-30849) filed on March 15, 2007).

2	Tender and Voting Agreement, dated March 15, 2007, by and between Cisco Systems, Inc. and Subrah S. Iyar (incorporated by reference to Exhibit 99.1 to the WebEx Communications, Inc. Current Report on Form 8-K (File No. 000-30849) filed on March 15, 2007).

CUSIP No. 9476L 10 9	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2007	CISCO SYSTEMS, INC.

	By:	/s/ Mark Chandler
Mark Chandler
Senior Vice President, Legal Services, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Cisco Systems, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Cisco System, Inc. Except as indicated below, the business address of each person is c/o Cisco Systems, Inc., 170 West Tasman Drive, San Jose, California 95134-1706.

BOARD OF DIRECTORS

Carol A. Bartz Executive Chairman, Autodesk, Inc. 111 McInnis Parkway San Rafael, California 94903	John L. Hennessy, Ph.D. President, Stanford University Stanford University Stanford, California 94305

M. Michele Burns Chair and Chief Executive Officer, Mercer Human Resource Consulting LLC 1166 Avenue of the Americas New York, New York 10036-2774	Richard M. Kovacevich Chairman and Chief Executive Officer, Wells Fargo & Company 420 Montgomery Street San Francisco, California 94104

Michael D. Capellas Senior Advisor, Silver Lake Partners 9 West 57th Street, 25th Floor New York, New York 10019	Roderick C. McGeary Chairman of the Board, BearingPoint, Inc. 1676 International Drive McLean, Virginia 22102

Larry R. Carter Senior Vice President, Office of the President, Cisco Systems, Inc.	Michael K. Powell Senior Advisor, Providence Equity Partners, Inc. and Chairman of the MK Powell Group 1225 19th Street, N.W. Washington, DC 20036

John T. Chambers Chairman and Chief Executive Officer, Cisco Systems, Inc.	Steven M. West Founder and Partner, Emerging Company Partners LLC 551 Lantern Court Incline Village, NV 89451

Brian L. Halla Chairman and Chief Executive Officer, National Semiconductor Corporation 2900 Semiconductor Drive Santa Clara, California 95052-8090	Jerry Yang Co-founder, Yahoo! Inc 701 First Avenue Sunnyvale, California 94089

EXECUTIVE OFFICERS

Name	Title

Susan L. Bostrom	Senior Vice President, Chief Marketing Officer

Larry R. Carter	Senior Vice President, Office of the President

Jonathan Chadwick	Vice President, Corporate Controller and Principal Accounting Officer

John T. Chambers	Chairman and Chief Executive Officer

Mark Chandler	Senior Vice President, Legal Services, General Counsel and Secretary

Charles H. Giancarlo	Senior Vice President and Chief Development Officer

Richard J. Justice	Senior Vice President, Worldwide Operations and Business Development

Randy Pond	Senior Vice President, Operations, Processes, and Systems

Dennis D. Powell	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated March 15, 2007, by and among Cisco Systems, Inc., Wonder Acquisition Corp. and WebEx Communications, Inc. (incorporated by reference to Exhibit 2.1 to the WebEx Communications, Inc. Current Report on Form 8-K (File No. 000-30849) filed on March 15, 2007).

2	Tender and Voting Agreement, dated March 15, 2007, by and between Cisco Systems, Inc. and Subrah S. Iyar (incorporated by reference to Exhibit 99.1 to the WebEx Communications, Inc. Current Report on Form 8-K (File No. 000-30849) filed on March 15, 2007).